Exhibit 24(b)(8)(h)

LB Series Fund, Inc.
625 Fourth Avenue South
Minneapolis, Minnesota  55415


January ___, 1998


State Street Bank and Trust Company
1776 Heritage drive
No. Quincy, MA 02171

Gentlemen:

This is to advise you that LB Series Fund, Inc. (the Fund) has established a new series of shares to be known as the Mid Cap Growth Portfolio. In accordance with the Additional Funds provision in Section 12 of the Custodian Contract dated December 2, 1986, between the Fund and State Street Bank and Trust Company, the Fund hereby requests that you act as Custodian for the new series under the terms of the contract.

Please indicate your acceptance of the foregoing by executing two copies of this Letter Agreement, returning one to the Fund and retaining one copy for your records.



By  _______________________________
      Rolf F. Bjelland, President


Agreed to this ________ day of ____________, 1998

State Street Bank and Trust Company



By  _______________________________
      Vice President